Exhibit 99.2

Press release, dated June 19, 2007: "Corgi International & Exodus Film Group Announce Master Toy License for CG-Animated Film ''Igor''"

LOS ANGELES--(BUSINESS WIRE)--Exodus Film Group and Corgi International Limited (NASDAQ GM:CRGI) announced today a master license for a product line of toys and collectibles for Exodus' CG-animated feature film "Igor." The Weinstein Company is handling worldwide distribution for the film, which is set for a wide theatrical release on October 24, 2008.

This worldwide agreement will allow Corgi International to release a wide range of products including action figures, play sets, electronic role-play games, pocket money toys, vinyl figures, plush, statues, busts and other associated products.

Corgi International CEO Michael Cookson commented, "We have been discussing the opportunities that surrounded this spectacular project from the very early stages and are excited to bring to market a wonderful line of products for 'Igor' which will cross all boundaries of the marketplace and be the start of a superb licensing franchise for Exodus. Our innovative and unique products will be released September 2008 and we are confident that our worldwide core customer base will get behind the terrific range of products for this much anticipated film."

Bruce Auerbach, Exodus President of Consumer Products, added, "Corgi International is a worldwide leader in the toy and collectable arena with licenses to some of the highest grossing film franchises of all time. We couldn't ask for a better master toy partner and are thrilled to be working with them."

"Igor" is a playfully irreverent comedy that brings a new twist to the classic monster genre. In a world filled with Mad Scientists and Evil Inventions, one talented evil scientist's hunch-backed lab assistant has big dreams of becoming a Mad Scientist himself and winning the annual Evil Science Fair. The stellar voice cast includes Steve Buscemi, John Cleese, Jennifer Coolidge, John Cusack, Arsenio Hall, Sean Hayes, Jay Leno, Molly Shannon, Jeremy Piven and Christian Slater. Award-winning animation writer, Tony Leondis, is directing the screenplay by Chris McKenna. Exodus CEO John D. Eraklis is producing with Exodus President Max Howard executive producing and Jean-Luc De Fanti producing on behalf of Exodus Productions in Paris. Eric Robinson, Vice President of Production and Development, is overseeing on behalf of The Weinstein Company.

Award-winning global leader Simon & Schuster Children's Publishing Division announced a major publishing deal last month for seven "Igor" books which will be published under their Simon Scribbles and Simon Spotlight imprints.

ABOUT EXODUS FILM GROUP

Exodus Film Group is an independent production company which has taken pioneering steps in the animation field by creating one of the first private equity animation film funds. Exodus announced at last month's Cannes Film Festival a strategic alliance with The Weinstein Company to jointly develop, produce and finance a multi-picture slate of CG-animated feature films, DVDs, and television series, with TWC distributing worldwide. Los Angeles, California-based Exodus recently opened an additional office in New York City and has its European operations based in Paris, France. In addition to "Igor," Exodus' CG-animation slate includes "Bunyan & Babe" and "The Hero of Color City," which is in pre- production and will be distributed in North America by Magnolia Pictures.

ABOUT CORGI INTERNATIONAL

Corgi International develops and markets innovative, high-quality licensed and unlicensed pop culture collectibles, gifts and toys ranging from high-end movie and television prop replicas to lower price-point gifts and toys. The company holds licenses for pop culture collectibles, gifts and toys for many of the highest grossing film franchises of all time including "Batman," "Disney Classics," "Harry Potter," "James Bond," "Pirates of the Caribbean," "Star Trek," "Spiderman 3," and "Star Wars." The company is headquartered in Hong Kong, with offices in Walnut Creek, CA, Chicago, IL, and the United Kingdom.

Contact:

EXODUS FILM GROUP
Media Relations:
Spence Bovee, 310-392-7778
Spence@ExodusFilmGroup.com
or
CORGI INTERNATIONAL LIMITED
Investor Relations:
The BlueShirt Group
Peter Ausnit, 415-217-5863
Peter@BlueShirtGroup.com